September 12, 2018

VIA EDGAR

Division of Corporation Finance
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Jan Woo and Edwin Kim

Re:     Alithya Group inc. (f/k/a 9374-8572 Quebec Inc.)
        Amendment No. 1 to Draft Registration Statement on Form F-4
        Submitted July 27, 2018
        CIK No. 0001734520

Ladies and Gentlemen:

On behalf of Alithya Group inc. (f/k/a 9374-8572 Quebec Inc.) (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 5, 2018 (the “Comment Letter”) with respect to the Company’s above-referenced Draft Registration Statement on Form F-4. Concurrently with the submission of this response letter, the Company is publicly filing a Registration Statement on Form F-4 (the “Registration Statement”).

For ease of review, the Staff’s comments have been reproduced below in italics and numbered as in the Comment Letter, followed by the Company’s response.

Amendment No. 1 to DRS on Form F-4 filed July 27, 2018

Unaudited Pro Forma Consolidated Financial Information, page 133

1.

It is not clear how the issuance of additional Alithya Common Shares, as described in footnote 4.3(b), or the conversion of Edgewater common stock into New Alithya Common Shares, as described in footnote 4.3(c) are reflected in your pro forma adjustments. Please tell us, and consider revising to provide, a reconciliation showing how these transactions are reflected within pro forma equity and pro forma shares outstanding.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 150 in the Registration Statement.

The unaudited pro forma consolidated statement of financial position has been revised to reflect an increase in the share capital of $2,121,233 with a corresponding increase in the deficit to reflect the payment of dividends contemplated in Note 4.3(b).

The Company respectfully advises the Staff that the issuance of rights to receive newly issued New Alithya Subordinate Voting Shares in exchange for the shares held by Edgewater shareholders is to reflect the acquisition of Edgewater by Alithya for $128,130,000, being the consideration for the net assets acquired and liabilities assumed, as described in Note 4.2. The reference to Note 4.2 on the unaudited pro forma consolidated statement of financial position for the share capital was changed to Note 4.3(c). In addition, Note 4.3(c) was modified to reflect these clarifications.

2.

Revise to remove the pro forma income statement adjustment related to acquisition costs, as described in footnote 4.3(e). Although accrual of these costs may be included on the pro forma balance sheet, they should not be adjusted for on the income statement as they will not have a continuing impact.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 148 and 157 in the Registration Statement. The unaudited pro forma consolidated statement of operations was modified to remove the original pro forma adjustment related to acquisition costs. In addition, a pro forma adjustment was made to remove the acquisition costs already incurred and recorded in the unaudited pro forma consolidated statement of operations of Alithya for the fiscal year ended March 31, 2018 amounting to $1,475,000, along with the related tax impact. Note 4.3(e) was also modified to reflect these changes.

3.	Please address the following related to your unaudited pro forma financial information:

•	Certain equity adjustments on your pro forma balance sheet related to footnote 4.3(c) appear to be mislabeled as relating to footnote 4.2. Please revise to appropriately label these adjustments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 150 in the Registration Statement. The unaudited pro forma consolidated statement of financial position was modified to change the reference to Note 4.3(c) instead of Note 4.2.

•

It appears the adjustment related to intangible asset amortization as described in footnote 4.3(f) is not reflected in accumulated deficit on your pro forma balance sheet. Please revise to include the adjustment within equity.

Response: The Company respectfully advises the Staff that the accumulated deficit on the unaudited pro forma consolidated statement of financial position has not been modified to reflect the amortization of the intangible assets that were acquired because the unaudited pro forma consolidated statement of financial position gives effect to the transactions as if they had occurred on March 31, 2018, whereas the unaudited pro forma consolidated statement of operations gives effect to the transactions as if they had occurred on April 1, 2017.

Notes to Consolidated Financial Statements

10. Income Taxes, page F-28

4.

Please tell us what items are included in the “other non-deductible and tax exempt items” category in your effective income tax rate reconciliation. To the extent any of those items are individually material, please revise to present them as a separate line item.

Response: The Company respectfully advises the Staff that the line item “other non-deductible and tax exempt items” primarily includes expenses that are non-deductible for tax purposes, including certain business acquisition-related expenses, non-deductible meals and entertainment and certain interest and penalties on income taxes. The Company does not consider any of the elements under such line item to be individually material.

In addition, to supplementally respond to the following comments in the letter from the Staff dated June 26, 2018:

•	the Company has revised the disclosure on pages 14 and 57 in the Registration Statement in response to comment no. 5; and

•	the Company has revised the disclosure on pages 204 to 209 in the Registration Statement in response to comment no. 17.

To address a verbal comment raised by the Staff on whether the table in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya—Contractual Obligations” reflects Alithya’s CIBC line of credit, the Company has revised the disclosure on page 180 in the Registration Statement to clarify that the CIBC line of credit is reflected in such table.

Should you have any questions with respect to this letter, please contact the undersigned at (212) 991-2533.

Sincerely,

/s/ Jason Comerford
Jason Comerford

cc:	Paul Raymond, Alithya Group Inc.

Jeffrey Rutherford, Edgewater Technology, Inc.

Patrick J. Berry, McDonald Hopkins LLC

John D. Chambliss, Davis, Malm & D’Agostine, P.C.

Daniel T. Janis, Davis, Malm & D’Agostine, P.C.